FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release:	“Full Year Results 2007”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Media release

Full Year Results 2007
Basel, Switzerland, 7 February 2008

‘Performance reflects unique position in buoyant agricultural markets’

•	Sales up 11 percent at constant exchange rates to $9.24 billion
•	Earnings per share(1) up 31 percent to $11.45
•	Earnings per share $11.42 after restructuring and impairment
•	Crop Protection sales up 11 percent(2) at $7.3 billion
•	New product sales up 20 percent(2) to $1.2 billion
•	Seeds sales up 12 percent(2) to $2.0 billion
•	2008 cash return up to $1 billion: increased dividend, share repurchase

	Reported Financial Highlights			Excluding Restructuring, Impairment
	2007 $m	2006 $m	Actual %	2007 $m	2006 $m	Actual %	CER(2) %
Sales	9240	8046	+ 15	9240	8046	+ 15	+ 11
Net Income(3)	1109	634	+ 75	1112	872	+ 27	-
Earnings per share	$11.42	$6.35	+ 80	$11.45	$8.73	+ 31	-
Less: Delta & Pine Land income				$(0.39)		- 4
				$11.06	$8.73	+ 27	-

Mike Mack, Chief Executive Officer, said:

“2007 was an outstanding year for Syngenta’s business and marked a turning point for agricultural markets.  Following several years in which demand has exceeded agricultural production, stocks of major commodities reached record low levels, prompting sharp rises in crop prices.  This encouraged growers worldwide to increase investment in their crops in order to maximise yield.  Given the limited availability of arable land, there is growing recognition that yields must continue to increase to meet growing demand for food and feed, particularly in emerging markets, and latterly also for biofuels.  As a consequence the central role of agricultural technology, both in crop protection and seeds, is being increasingly acknowledged and valued.

“Syngenta’s global strength and broad product offer, a result of sustained investments in technology, enabled us to respond rapidly and effectively to the buoyant market environment.  Our ability to bring innovative solutions to growers worldwide is reflected in the strong financial results announced today.  These results combine robust top line growth with enhanced profitability and substantial earnings per share growth.  Strong cash flow generation has enabled us to continue investing in the business while returning over $1 billion to shareholders.”

(1)	EPS on a fully-diluted basis, excluding restructuring and impairment.
(2)	Growth at constant exchange rates, see Appendix A.
(3)	Net income to shareholders of Syngenta AG.

Financial performance 2007

Sales: double digit growth

Sales at constant exchange rates (CER) increased by 11 percent, with growth across all product lines and all regions.  Reported sales were 15 percent higher at $9.24 billion.  Crop Protection sales* rose by 11 percent (CER) and Seeds sales by 12 percent.

EBITDA margin reaches 20 percent

EBITDA increased by 19 percent (CER) to $1.9 billion.  Excluding the $50 million non-recurring income from Delta & Pine Land, EBITDA increased by 16 percent and the EBITDA margin reached 20 percent (2006: 19.1 percent).  Substantial volume growth and operational efficiency savings allowed the company to improve profitability while continuing to invest in additional marketing and development, in order to take advantage of new growth opportunities.

Currencies had a $72 million positive impact on EBITDA.  The weakness of the US dollar in the second half of the year was more than offset by the strength of emerging market currencies, which had a favorable impact on sales.

Earnings per share growth ahead of target

Earnings per share, excluding restructuring and impairment, rose 31 percent to $11.45.  Excluding the non-recurring income from Delta & Pine Land, earnings per share rose by 27 percent to $11.06.  The increase was driven entirely by higher operating income.  After charges for restructuring and impairment, earnings per share were $11.42 (2006: $6.35), including a capital gain from the partial sale of a site in Basel.

Business highlights

Crop Protection: growth in all product lines, all regions

In a buoyant market the business once again gained share due to the strength of the portfolio and successful marketing strategies.  New products continued to expand with sales up 20 percent to $1.2 billion driven by an exceptional second year for AXIAL® and by continuing growth in CALLISTO® and ACTARA®/CRUISER®.  The company’s leadership in fungicides was reinforced with AMISTAR® sales up by more than 25 percent.  Sales of TOUCHDOWN® were almost 50 percent higher with strong demand across the Americas and improved pricing.

Sales were up in all regions.  In Europe, Africa and the Middle East double digit growth was once again delivered in Eastern Europe where the product range is expanding rapidly.  In NAFTA growth accelerated in the second half with strong sales of both herbicides and fungicides.  In Asia Pacific emerging markets, notably China and India, continued to drive growth, more than offsetting weakness in Japan and Australia.  The star performer was Latin America with sales growth of 37 percent.  High soybean prices encouraged growers to maximize yield while demand on other crops such as corn and sugar cane also increased.  Syngenta’s leading product portfolio and close customer relationships allowed the company to take full advantage of this favorable environment.

*   Crop Protection sales include $68 million of inter-segment sales.

SYNGENTA FULL YEAR RESULTS 2007 / PAGE 2 OF 28

Professional Products continued to show strong growth augmented by the full year consolidation of Fafard, acquired in 2006.  The main driver was Seed Care with a successful second year for AVICTA®, despite lower cotton acreage, and the continuing expansion of CRUISER®.  In addition to offering growers insect and disease control benefits, CRUISER MAXX® clearly demonstrates increased plant growth vigor.

EBITDA increased by 17 percent (CER) to $1821 million with a record margin of 25 percent.

R&D pipeline: Syngenta has a rich pipeline which extends beyond 2012 with projects covering all product lines.  Estimates of the peak sales potential of the pipeline were raised during the year and now stand at over $2 billion.  DURIVO®, with targeted peak sales of over $300 million, will be launched in 2008.  In January 2008, a letter of intent was signed for a strategic alliance with Rohm & Haas to develop and commercialize INVINSA™ technology.  INVINSA™ is a unique product for crop stress protection in field crops, with a market potential currently estimated at over $500 million.

Seeds: strong sales growth, further progress in business transformation

In 2004 Syngenta began a transformation of its Seeds business.  Following the establishment of a platform for the launch of corn and soybean traits in the USA, the development of proprietary biotech traits has been accelerated and in 2007 we advanced the timeline for the delivery of stacked technologies.  The scope of the Vegetables and Flowers businesses has been developed and broadened through product innovation and acquisitions.

In 2007, sales of our Corn seeds grew worldwide driven by crop prices and acreage expansion.  At the beginning of the year Syngenta received US EPA approval for its double stacked corn containing Agrisure™ corn borer and corn rootworm traits.  This marked the completion of a double stack offer and enabled preparation for the launch of a triple stack product in 2008.  This transformation of the US corn portfolio is accompanied by significant marketing investments and by increased R&D to ensure that our pipeline captures a wide range of future biotech opportunities.

Good growth in Vegetables and Flowers was supplemented by the acquisitions of Zeraim Gedera, an Israeli vegetable seeds company focusing on high value crops, and Fischer, which reinforces Syngenta’s position as the world leader in Flowers.

Growth in Diverse Field Crops reflected Syngenta’s strong position in Eastern Europe where the use of improved seeds is contributing to the rapid modernization of agriculture.

EBITDA was lower at $98 million (2006: $158 million) with an EBITDA margin of five percent.  This reflected the investments in the US corn business and the impact of lower US acreage for soybean.  The development of a fully traited offer in corn and growth in high margin businesses such as Vegetables will drive a significant expansion in the margin from 2009 towards a target of 15 percent in 2011, with further progress thereafter.

R&D pipeline:  From 2009 onwards the company aims to launch a number of second generation traits including: corn amylase for more efficient bio-ethanol production; VIP broad lep for improved insect control; and drought tolerant corn.  These launches will enable us to offer multiple stack seeds with both productivity and end-use benefits.

The scope of our R&D investment has been widened through two agreements announced in 2007.  We signed a five-year research collaboration with the Institute of Genetics and Developmental Biology in Beijing, China, focusing on the identification and development of novel agronomic traits

SYNGENTA FULL YEAR RESULTS 2007 / PAGE 3 OF 28

in a number of key crops.  In Australia we will establish a new Syngenta Centre for Sugarcane Biofuel Development with partners including the Queensland University of Technology.

Cost savings program on track

Additional cost savings achieved in 2007 were $168 million, of which $90 million were reinvested in growth initiatives.  The operational efficiency program announced at the beginning of 2007 targets annualized cost savings of $350 million net of inflation by 2011.  Savings will be made in both cost of goods and operating expenses, enabling additional investments in technology, marketing and product development to drive future growth.  The total cost of this program will be $700 million in cash and $250 million in non-cash charges.

Taxation

The underlying tax rate for the period was 24 percent (2006: 22 percent).  A tax rate in the low twenties is expected over the medium term.

Cash flow and balance sheet

Free cash flow, after acquisitions of $164 million, was $802 million.  Fixed capital expenditure of $317 million (2006: $217 million) was higher as investment in both Seeds and Crop Protection was increased.  Average trade working capital as a percentage of sales was 39 percent (2006: 43 percent).  At period end net debt was $1385 million (2006: $1153 million) representing a gearing ratio of 23 percent (2006: 20 percent).

Cash return to shareholders:  The Company continued its share repurchase program in 2007, repurchasing a total of 3.8 million shares at a total cost of $728 million.  A dividend of $299 million was paid partly in the form of a nominal value reduction.  The total returned to shareholders in 2007 was $1027 million.

For 2008 the company aims to return up to $1 billion to shareholders through an increased dividend and further share repurchases.  A dividend of CHF 4.80 per share (2006: CHF 3.80) will be submitted for shareholder approval at the AGM on 22 April 2008.

Outlook

Mike Mack, Chief Executive Officer, said:

“Our success in 2007 demonstrates the power of our outstanding product portfolio supported by a world-leading commercial organization.  This strength and the positive outlook for agriculture enable us to target double digit growth in earnings per share* through 2010.  This target attests to the enhanced growth prospects for Crop Protection as well as to our confidence in the delivery of our Seeds strategy. In addition, our financial strength allows us to continue to invest in growth opportunities across the business while also returning cash to shareholders.”

* Fully diluted, excluding 2007 non-recurring income, restructuring, impairment and share repurchase program.
SYNGENTA FULL YEAR RESULTS 2007 / PAGE 4 OF 28

Crop Protection

For a definition of constant exchange rates, see Appendix A.

	Full Year		Growth		4th Quarter		Growth
Product line	2007 $m	2006 $m	Actual %	CER %	2007 $m	2006 $m	Actual %	CER %
Selective Herbicides	2019	1813	+ 11	+ 8	310	245	+ 27	+ 20
Non-selective Herbicides	902	725	+ 24	+ 21	191	124	+ 53	+ 49
Fungicides	2004	1716	+ 17	+ 12	449	370	+ 21	+ 15
Insecticides	1205	1093	+ 10	+ 7	269	239	+ 13	+ 9
Professional Products	1079	958	+ 13	+ 10	279	249	+ 12	+ 8
Others	76	73	+ 4	+ 2	48	31	+ 54	+ 50
Total	7285	6378	+ 14	+ 11	1546	1258	+ 23	+ 18

Selective Herbicides: major brands AXIAL®, CALLISTO® family, DUAL®/BICEP® MAGNUM, ENVOKE®, FUSILADE®MAX, TOPIK®

Increased corn acreage was accompanied by double digit sales growth in all major products.  In the USA growers seeking to maximize yield increasingly recognized the importance of treatment programs including selective herbicides.  The CALLISTO® family of products also continued to expand in Europe and Latin America.   Growth in AXIAL® accelerated in a favorable market environment and sales exceeded $100 million.

Non-selective Herbicides: major brands GRAMOXONE®, TOUCHDOWN®

Sales of TOUCHDOWN®, now marketed in a comprehensive product range, increased strongly with higher glyphosate-tolerant acres in the Americas.  Higher demand combined with tight supply resulted in pricing improvements.  GRAMOXONE® also showed growth with strong demand in Asia more than offsetting the phasing out of the product in Europe.

Fungicides: major brands AMISTAR®, BRAVO®, REVUS®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®

AMISTAR® showed exceptional growth notably in Latin America, with higher soybean acreage, increased soybean rust pressure and strong demand from wheat growers.  In the USA the AMISTAR® range progressed with the development of a new market segment to prevent disease in corn.  There was good growth in other fungicides including BRAVO®, now widely used as a resistance breaker in European cereals.  REVUS® was successfully launched in the UK and Korea.

Insecticides: major brands ACTARA®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

Strong demand for cereals in Europe led to good growth in sales of KARATE®.  ACTARA® continued to expand, notably in Latin America.  A decline in FORCE® sales in the USA, as a result of increased rootworm trait penetration, was partly offset by strong demand in Eastern Europe. US sales were also adversely affected by a sharp decline in cotton acreage.

SYNGENTA FULL YEAR RESULTS 2007 / PAGE 5 OF 28

Professional Products: major brands AVICTA®, CRUISER®, DIVIDEND®, HERITAGE®, MAXIM®

Growth reflects the full year consolidation of Fafard in the Lawn & Garden range and a continuing strong performance in Seed Care.  CRUISER® showed excellent growth in all regions reflecting increased penetration and treatment intensity in corn and soybean; new registrations in Latin America; higher demand on oilseed rape and cereals in Europe; and new launches in Asia Pacific.  Sales of AVICTA® in its second year were up 50 percent, despite lower US cotton acreage, as growers recognized its superior performance in nematode control.

	Full Year		Growth		4th Quarter		Growth
Regional	2007 $m	2006 $m	Actual %	CER %	2007 $m	2006 $m	Actual %	CER %
Europe, Africa & Middle East	2545	2242	+ 13	+ 5	423	408	+ 3	- 7
NAFTA	2238	2119	+ 6	+ 6	303	237	+ 28	+ 27
Latin America	1423	1036	+ 37	+ 37	561	401	+ 40	+ 40
Asia Pacific	1079	981	+ 10	+ 5	259	212	+ 22	+ 13
Total	7285	6378	+ 14	+ 11	1546	1258	+ 23	+ 18

In Europe, Africa and the Middle East market conditions were favorable with a mild winter and then a severe outbreak of potato blight across northern Europe in the third quarter.  Demand for cereals was strong reflecting higher commodity prices.  Syngenta further strengthened its position in Eastern Europe and is spearheading the development of the region with particularly strong growth achieved in Russia, Ukraine and Kazakhstan.

Sales growth in NAFTA was led by herbicides and fungicides and reflected in particular the marked expansion of US corn acreage.  While glyphosate-tolerant (GT) technology progressed further to cover around 60 percent of the US market, high corn prices encouraged growers simultaneously to step up crop protection usage in order to maximize yield.  Higher GT acreage contributed to strong demand for TOUCHDOWN®in both the USA and Canada.

Sales in Latin America increased strongly in both Brazil and Argentina and across all product lines.  Higher corn and soybean prices resulted in increased plantings and usage intensity.  With demand for other crops also strong, our business continued to benefit from its broad presence and well established customer relationships.

In Asia Pacific growth in the emerging markets – notably China, India and Vietnam – more than offset the impact of drought in Australia and weaker demand in Japan.  The increasing sophistication of agriculture in the emerging markets is reflected in significantly higher sales of fungicides and seed treatments.

SYNGENTA FULL YEAR RESULTS 2007 / PAGE 6 OF 28

Seeds

For a definition of constant exchange rates, see Appendix A.

	Full Year		Growth		4th Quarter		Growth
Product line	2007 $m	2006 $m	Actual %	CER %	2007 $m	2006 $m	Actual %	CER %
Corn & Soybean	893	785	+ 14	+ 12	99	40	+ 145	+ 143
Diverse Field Crops	351	309	+ 13	+ 7	50	31	+ 60	+ 49
Vegetables & Flowers	774	649	+ 19	+ 14	168	130	+ 30	+ 22
Total	2018	1743	+ 16	+ 12	317	201	+ 58	+ 50

Corn & Soybean: major brands NK®, GARST®, GOLDEN HARVEST®

Sales of corn were strong globally reflecting high corn prices and acreage expansion, particularly in the USA.  Growth accelerated in the second half with share gains in a buoyant Latin American market; in the USA final sales of seeds containing non-proprietary traits had a one-off positive impact on the fourth quarter.  The good corn performance was partly offset by lower soybean sales as a result of the decline in US soybean acreage.

Diverse Field Crops:  major brands NK® oilseeds, HILLESHÖG® sugar beet

All crops showed strong growth in Eastern Europe.  Sugar beet growth reflects the successful positioning of the HILLESHÖG® business to take account of EU subsidy reform.  Sunflower and oilseed rape are both benefiting from demand for healthy oils as well as for biodiesel.

Vegetables and Flowers: major brands S&G® vegetables, ROGERS® vegetables, S&G® flowers

Growth in Vegetables reflected continuing strong consumer demand and share gain, with a $13 million contribution from the consolidation of Emergent Genetics and Zeraim Gedera.  Sales in Latin America and Asia Pacific continued to expand rapidly.  Sales of Branded Fresh Produce in the USA rose by over 30 percent.

The acquisition of Fischer in Flowers contributed $24 million to sales growth.  Underlying performance improved in both Europe and NAFTA.

	Full Year		Growth		4th Quarter		Growth
Regional	2007 $m	2006 $m	Actual %	CER %	2007 $m	2006 $m	Actual %	CER %
Europe, Africa & Middle East	818	690	+ 19	+ 10	112	73	+ 54	+ 38
NAFTA	916	838	+ 9	+ 9	131	72	+ 80	+ 80
Latin America	146	107	+ 37	+ 37	34	28	+ 24	+ 24
Asia Pacific	138	108	+ 28	+ 19	40	28	+ 42	+ 30
Total	2018	1743	+ 16	+ 12	317	201	+ 58	+ 50

SYNGENTA FULL YEAR RESULTS 2007 / PAGE 7 OF 28

Safe Harbor:  This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions.  Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements.  We refer you to Syngenta’s publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors.  This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology.  The company is a leader in crop protection, and ranks third in the high-value commercial seeds market.  Sales in 2007 were approximately $9.2 billion.  Syngenta employs over 21,000 people in over 90 countries.  Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT).  Further information is available at www.syngenta.com.

Analyst/Investor Enquiries:	Jonathan Seabrook Switzerland USA	+41 (0)61 323 7502 +1 (202) 737 6520
	Jennifer Gough Switzerland USA	+41 (0)61 323 5059 +1 (202) 737 6521

Media Enquiries:	Médard Schoenmaeckers (Switzerland)	+41 (0)61 323 2323
	Sarah Hull (USA)	+ 1 (202) 628 2372

Share Registry Enquiries	Urs-Andreas Meier	+41 (0)61 323 2095

SYNGENTA FULL YEAR RESULTS 2007 / PAGE 8 OF 28

Financial Summary

	Excluding Restructuring and Impairment (1)		Restructuring and Impairment (1)		As reported under IFRS
For the year to 31 December	2007 $m	2006 $m	2007 $m	2006 $m	2007 $m	2006 $m
Sales	9240	8046	-	-	9240	8046
Gross profit	4577	4089	(6)	(25)	4571	4064
Marketing and distribution	(1638)	(1470)	-	-	(1638)	(1470)
Research and development	(830)	(796)	-	-	(830)	(796)
General and administrative	(604)	(668)	-	-	(604)	(668)
Restructuring and impairment	-	-	(35)	(301)	(35)	(301)
Operating income	1505	1155	(41)	(326)	1464	829
Income before taxes	1460	1124	(41)	(326)	1419	798
Income tax expense	(346)	(249)	38	88	(308)	(161)
Net income	1114	875	(3)	(238)	1111	637
Attributable to minority interests	2	3	-	-	2	3
Attributable to Syngenta AG shareholders:	1112	872	(3)	(238)	1109	634
Earnings/(loss) per share(3)
- basic	$11.59	$8.88	$(0.03)	$(2.42)	$11.56	$6.46
- diluted	$11.45	$8.73	$(0.03)	$(2.38)	$11.42	$6.35

	2007	2006	2007 CER(2)
Gross profit margin(4)	49.5%	50.8%	49.5%
EBITDA margin(5)	20.6%	19.1%	20.5%
EBITDA(5)	1902	1535
Tax rate(6)	24%	22%
Free cash flow(7)	802	614
Trade working capital to sales(8)	34%	35%
Debt/Equity gearing(9)	23%	20%
Net debt(9)	1385	1153

(1)
For further analysis of restructuring and impairment charges, see Note 4 on page 20. Net income and earnings per share excluding restructuring and impairment are provided as additional information, and not as an alternative to net income and earnings per share determined in accordance with IFRS.

(2)	For a description of CER see Appendix A on page 23.
(3)
The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows: for 2007 basic EPS 95,973,958 and diluted EPS 97,143,368; 2006 basic EPS 98,165,298 and diluted EPS 99,876,180.

(4)	Gross profit margin is calculated excluding restructuring and impairment.
(5)	EBITDA is a non-GAAP measure but is in regular use as a measure of operating performance and is defined in Appendix C on page 24.
(6)	Tax rate on results excluding restructuring and impairment.
(7)	Includes restructuring and impairment cash outflows. For a description of free cash flow, see Appendix B on page 23.
(8)	Period end trade working capital as a percentage of twelve-month sales, see Appendix F on page 25.
(9)	For a description of net debt and the calculation of debt/equity gearing, see Appendix E on page 25.

SYNGENTA FULL YEAR RESULTS 2007 / PAGE 9 OF 28

Full Year Segmental Results(1)

Syngenta	Full Year 2007 $m	Full Year 2006 $m	CER(2) %
Third Party Sales	9240	8046	+ 11
Gross Profit(3)	4577	4089	+ 8
Marketing and distribution	(1638)	(1470)	- 8
Research and development	(830)	(796)	-
General and administrative	(604)	(668)	+ 9
Operating income	1505	1155	+ 25
EBITDA(4)	1902	1535	+ 19
EBITDA (%)	20.6	19.1

Crop Protection	Full Year 2007 $m	Full Year 2006 $m	CER(2) %
Total Sales	7285	6378	+ 11
Inter-segment elimination(5)	(68)	(77)	n/a
Third Party Sales	7217	6301	+ 11
Gross Profit	3680	3260	+ 10
Marketing and distribution	(1167)	(1037)	- 9
Research and development	(496)	(490)	+ 4
General and administrative	(516)	(549)	+ 5
Operating income	1501	1184	+ 22
EBITDA(4)	1821	1509	+ 17
EBITDA (%)	25.0	23.7

Seeds	Full Year 2007 $m	Full Year 2006 $m	CER(2) %
Third Party Sales	2018	1743	+ 12
Gross Profit	901	866	- 1
Marketing and distribution	(465)	(429)	- 4
Research and development	(283)	(232)	- 18
General and administrative	(125)	(106)	- 14
Operating income	28	99	- 81
EBITDA(4)	98	158	- 45
EBITDA (%)	4.9	9.1

Business Development	Full Year 2007 $m	Full Year 2006 $m	CER(2) %
Third PartySales	5	2	n/a
Gross Profit	(1)	0	n/a
Marketing and distribution	(6)	(4)	- 65
Research and development	(51)	(74)	+ 33
General and administrative	37	(13)	n/a
Operating loss	(21)	(91)	+ 79
EBITDA(4)	(14)	(95)	+ 87
EBITDA (%)	n/a	n/a

(1)	Excluding restructuring and impairment see Note 4 on page 20.
(2)	Growth at constant exchange rates, see Appendix A on page 23.
(3)	For details of the inter-segment elimination within gross profit, see Appendix H on page 26.
(4)	For a reconciliation of segment EBITDA to segment operating income, see Appendix D on page 24.
(5)	Crop Protection inter-segment sales to Seeds.
SYNGENTA FULL YEAR RESULTS 2007 / PAGE 10 OF 28

Second Half Segmental Results(1)

Syngenta	2nd Half 2007 $m	2nd Half 2006 $m	CER(2) %
Third Party Sales	3550	2845	+ 20
Gross Profit(3)	1587	1283	+ 19
Marketing and distribution	(858)	(743)	- 11
Research and development	(444)	(409)	- 4
General and administrative	(336)	(333)	- 1
Operating loss	(51)	(202)	+ 72
EBITDA	153	(8)	n/a
EBITDA (%)	4.3	-0.3

Crop Protection	2nd Half 2007 $m	2nd Half 2006 $m	CER(2) %
Total Sales	2982	2462	+ 17
Inter-segment elimination(4)	(35)	(41)	n/a
Third Party Sales	2947	2421	+ 17
Gross Profit	1326	1104	+ 16
Marketing and distribution	(628)	(536)	- 13
Research and development	(264)	(253)	+ 1
General and administrative	(280)	(289)	+ 3
Operating income	154	26	n/a
EBITDA	315	189	+ 59
EBITDA (%)	10.6	7.7

Seeds	2nd Half 2007 $m	2nd Half 2006 $m	CER(2) %
Third Party Sales	600	423	+ 36
Gross Profit	280	212	+ 25
Marketing and distribution	(226)	(205)	- 5
Research and development	(149)	(119)	- 20
General and administrative	(49)	(37)	- 33
Operating loss	(144)	(149)	+5
EBITDA	(104)	(117)	+ 12
EBITDA (%)	-17.3	-27.8

Business Development	2nd Half 2007 $m	2nd Half 2006 $m)	CER(2) %
Third Party Sales	3	1	n/a
Gross Profit	(1)	(1)	n/a
Marketing and distribution	(4)	(2)	- 97
Research and development	(31)	(37)	+ 18
General and administrative	(7)	(7)	+ 5
Operating loss	(43)	(47)	+ 8
EBITDA	(40)	(48)	+ 17
EBITDA (%)	n/a	n/a

(1)	Excluding restructuring and impairment see Note 4 on page 20.
(2)	Growth at constant exchange rates, see Appendix A on page 23.
(3)	For details of the inter-segment elimination within gross profit, see Appendix H on page 26.
(4)	Crop Protection inter-segment sales to Seeds.

SYNGENTA FULL YEAR RESULTS 2007 / PAGE 11 OF 28

Full Year Product Line and Regional Sales

Syngenta	Full Year 2007 $m	Full Year 2006 $m	Actual %	CER(1) %
Crop Protection	7285	6378	+ 14	+ 11
Seeds	2018	1743	+ 16	+ 12
Business Development	5	2	n/a	n/a
Inter-segment elimination(2)	(68)	(77)	n/a	n/a
Third Party Sales	9240	8046	+ 15	+ 11

Crop Protection
Product line
Selective herbicides	2019	1813	+ 11	+ 8
Non-selective herbicides	902	725	+ 24	+ 21
Fungicides	2004	1716	+ 17	+ 12
Insecticides	1205	1093	+ 10	+ 7
Professional products	1079	958	+ 13	+ 10
Others	76	73	+ 4	+ 2
Total	7285	6378	+ 14	+ 11
Regional
Europe, Africa and Middle East	2545	2242	+ 13	+ 5
NAFTA	2238	2119	+ 6	+ 6
Latin America	1423	1036	+ 37	+ 37
Asia Pacific	1079	981	+ 10	+ 5
Total	7285	6378	+ 14	+ 11

Seeds
Product line
Corn & Soybean	893	785	+ 14	+ 12
Diverse Field Crops	351	309	+ 13	+ 7
Vegetables and Flowers	774	649	+ 19	+ 14
Total	2018	1743	+ 16	+ 12
Regional
Europe, Africa and Middle East	818	690	+ 19	+ 10
NAFTA	916	838	+ 9	+ 9
Latin America	146	107	+ 37	+ 37
Asia Pacific	138	108	+ 28	+ 19
Total	2018	1743	+ 16	+ 12

(1)	Growth at constant exchange rates, see Appendix A on page 23.
(2)	Crop Protection inter-segment sales to Seeds.

SYNGENTA FULL YEAR RESULTS 2007 / PAGE 12 OF 28

Second Half Product Line and Regional Sales

Syngenta	2nd Half 2007 $m	2nd Half 2006 $m	Actual %	CER(1) %
Crop Protection	2982	2462	+ 21	+ 17
Seeds	600	423	+ 42	+ 36
Business Development	3	1	n/a	n/a
Inter-segment elimination(2)	(35)	(41)	n/a	n/a
Third Party Sales	3550	2845	+ 25	+ 20

Crop Protection
Product line
Selective herbicides	596	500	+ 19	+ 14
Non-selective herbicides	441	303	+ 45	+ 41
Fungicides	821	651	+ 26	+ 21
Insecticides	541	491	+ 10	+ 7
Professional products	525	468	+ 12	+ 9
Others	58	49	+ 17	+ 14
Total	2982	2462	+ 21	+ 17
Regional
Europe, Africa and Middle East	875	790	+ 11	+ 2
NAFTA	642	540	+ 19	+ 18
Latin America	973	709	+ 37	+ 37
Asia Pacific	492	423	+ 16	+ 9
Total	2982	2462	+ 21	+ 17

Seeds
Product line
Corn & Soybean	161	77	+ 108	+ 106
Diverse Field Crops	94	67	+ 40	+ 30
Vegetables and Flowers	345	279	+ 24	+ 18
Total	600	423	+ 42	+ 36
Regional
Europe, Africa and Middle East	241	173	+ 40	+ 28
NAFTA	194	122	+ 58	+ 58
Latin America	97	72	+ 36	+ 36
Asia Pacific	68	56	+ 23	+ 13
Total	600	423	+ 42	+ 36

(1)	Growth at constant exchange rates, see Appendix A on page23.
(2)	Crop Protection inter-segment sales to Seeds.

SYNGENTA FULL YEAR RESULTS 2007 / PAGE 13 OF 28

Fourth Quarter Product Line and Regional Sales

Syngenta	4th Quarter 2007 $m	4th Quarter 2006 $m	Actual %	CER(1) %
Crop Protection	1546	1258	+ 23	+ 18
Seeds	317	201	+ 58	+ 50
Business Development	3	1	n/a	n/a
Inter-segment elimination(2)	(25)	(25)	n/a	n/a
Total	1841	1435	+ 28	+ 23

Crop Protection
Product line
Selective herbicides	310	245	+ 27	+ 20
Non-selective herbicides	191	124	+ 53	+ 49
Fungicides	449	370	+ 21	+ 15
Insecticides	269	239	+ 13	+ 9
Professional products	279	249	+ 12	+ 8
Others	48	31	+ 54	+ 50
Total	1546	1258	+ 23	+ 18
Regional
Europe, Africa and Middle East	423	408	+ 3	- 7
NAFTA	303	237	+ 28	+ 27
Latin America	561	401	+ 40	+ 40
Asia Pacific	259	212	+ 22	+ 13
Total	1546	1258	+ 23	+ 18

Seeds
Product line
Corn & Soybean	99	40	+ 145	+ 143
Diverse Field Crops	50	31	+ 60	+ 49
Vegetables and Flowers	168	130	+ 30	+ 22
Total	317	201	+ 58	+ 50
Regional
Europe, Africa and Middle East	112	73	+ 54	+ 38
NAFTA	131	72	+ 80	+ 80
Latin America	34	28	+ 24	+ 24
Asia Pacific	40	28	+ 42	+ 30
Total	317	201	+ 58	+ 50

(1)	Growth at constant exchange rates, see Appendix A on page 23.
(2)	Crop Protection inter-segment sales to Seeds.

SYNGENTA FULL YEAR RESULTS 2007 / PAGE 14 OF 28

Condensed Consolidated Financial Statements

The following condensed consolidated financial statements and notes thereto have been prepared in accordance with International Financial Reporting Standards (IFRS) as described in Note 1.

Condensed Consolidated Income Statement

For the year to 31 December	2007 $m	2006 $m
Sales	9240	8046
Cost of goods sold	(4669)	(3982)
Gross profit	4571	4064
Marketing and distribution	(1638)	(1470)
Research and development	(830)	(796)
General and administrative	(604)	(668)
Restructuring and impairment	(35)	(301)
Restructuring and impairment excluding divestment gains	(156)	(307)
Divestment gains	121	6
Operating income	1464	829
Income/(loss) from associates and joint ventures	(3)	(11)
Financial expenses, net	(42)	(20)
Income before taxes	1419	798
Income tax credit/(expense)	(308)	(161)
Net income/(loss)	1111	637
Attributable to:
- Minority interests	2	3
- Syngenta AG shareholders	1109	634
Earnings/(loss) per share(1)
- Basic	$11.56	$6.46
- Diluted	$11.42	$6.35

(1)
The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows: for 2007 basic EPS 95,973,958 and diluted EPS 97,143,368; 2006 basic EPS 98,165,298 and diluted EPS 99,876,180.

SYNGENTA FULL YEAR RESULTS 2007 / PAGE 15 OF 28

Condensed Consolidated Balance Sheet

	31 December 2007 $m	31 December 2006 $m
Assets
Current assets
Cash and cash equivalents	503	445
Trade accounts receivable	2386	2002
Other accounts receivable	516	365
Other current assets	528	272
Marketable securities	90	81
Inventories	2647	2381
Total current assets	6670	5546
Non-current assets
Property, plant and equipment	2138	1957
Intangible assets	2790	2724
Investments in associates and joint ventures	89	89
Deferred tax assets	639	599
Other financial assets	941	901
Total non-current assets	6597	6270
Assets held for sale	13	36
Total assets	13280	11852
Liabilities and equity
Current liabilities
Trade accounts payable	(1895)	(1568)
Current financial debts	(399)	(143)
Income taxes payable	(512)	(296)
Other current liabilities	(896)	(679)
Provisions	(223)	(282)
Total current liabilities	(3925)	(2968)
Non-current liabilities
Non-current financial debts	(1726)	(1569)
Deferred tax liabilities	(622)	(728)
Provisions	(966)	(893)
Total non-current liabilities	(3314)	(3190)
Total liabilities	(7239)	(6158)
Shareholders’ equity	(6022)	(5666)
Minority interests	(19)	(28)
Total equity	(6041)	(5694)
Total liabilities and equity	(13280)	(11852)

SYNGENTA FULL YEAR RESULTS 2007 / PAGE 16 OF 28

Condensed Consolidated Cash Flow Statement

For the year to 31 December	2007 $m	2006 $m
Income before taxes	1419	798
Reversal of non-cash items;
Depreciation, amortization and impairment on:
Property, plant and equipment	250	251
Intangible assets	184	212
Financial assets	(1)	-
Loss/(gain) on disposal of fixed assets	(127)	(31)
Charges in respect of share based compensation	42	42
Charges in respect of provisions	332	354
Net financial expenses	42	20
Share of net loss from associates	3	11
Cash (paid)/received in respect of;
Interest and other financial receipts	98	214
Interest and other financial payments	(253)	(242)
Taxation	(192)	(167)
Restructuring costs	(214)	(173)
Contributions to pension schemes	(124)	(150)
Other provisions	(99)	(75)
Cash flow before working capital changes	1360	1064
Change in net current assets	(192)	(136)
Cash flow from operating activities	1168	928
Additions to property, plant and equipment	(317)	(217)
Proceeds from disposals of property, plant and equipment	46	62
Purchase of intangibles and other financial assets	(104)	(78)
Proceeds from disposals of intangible and financial assets	26	55
(Purchase) disposals of marketable securities	(2)	(97)
Proceeds from disposal of non-current assets held for sale	147	7
Acquisition and Divestments	(164)	(143)
Cash flow used for investing activities	(368)	(411)
Increases in third party interest-bearing debt	298	656
Repayment of third party interest-bearing debt	(116)	(376)
(Purchase)/sale of treasury shares and options over own shares	(662)	(557)
Dividends paid to group shareholders	(299)	(260)
Dividends paid to minorities	(2)	(4)
Cash flow from/(used) for financing activities	(781)	(541)
Net effect of currency translation on cash and cash equivalents	39	11
Net change in cash and cash equivalents	58	(13)
Cash and cash equivalents at the beginning of the year	445	458
Cash and cash equivalents at the end of the year	503	445

SYNGENTA FULL YEAR RESULTS 2007 / PAGE 17 OF 28

Condensed Consolidated Statement of Changes in Shareholders’ Equity

Shareholders’ equity $m)
31 December 2005	5403
Net income attributable to Syngenta AG shareholders	634
Unrealized holding gains/(losses) on available for sale financial assets	39
Unrealized gains/(losses) on derivatives designated as cash flow and net investment hedges	(88)
Income tax current and deferred (charged)/credited to equity	52
Dividends payable to group shareholders	(260)
Issue of shares under employee purchase plans	77
Share based compensation	42
Share repurchase scheme	(629)
Cash impact of share options under share repurchase scheme	(5)
Reclassification of negative minority shareholder equity	-
Foreign currency translation effects	401
31 December 2006	5666
Net income attributable to Syngenta AG shareholders	1109
Unrealized holding gains/(losses) on available for sale financial assets	(47)
Unrealized gains/(losses) on derivatives designated as cash flow and net investment hedges	(108)
Income tax current and deferred (charged)/credited to equity	71
Dividends payable to group shareholders	(299)
Issue of shares under employee purchase plans	66
Share based compensation	42
Share repurchase scheme	(728)
Reclassification of negative minority shareholder equity	(2)
Foreign currency translation effects	252
31 December 2007	6022

SYNGENTA FULL YEAR RESULTS 2007 / PAGE 18 OF 28

Notes to the Condensed Consolidated Financial Statements

Note 1: Basis of Preparation

Nature of operations:  Syngenta AG (‘Syngenta’) is a world leading crop protection and seeds business that is engaged in the discovery, development, manufacture and marketing of a range of agricultural products designed to improve crop yields and food quality.

Basis of presentation and accounting policies:  The condensed consolidated financial statements and notes thereto have been extracted from the consolidated financial statements.  The consolidated financial statements for the year ended December 31, 2007 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with the accounting policies set out in the Syngenta 2006 Financial Report.

The consolidated financial statements are presented in United States dollars ($) as this is the major currency in which revenues are denominated.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Note 2: Changes in Accounting Policies - IFRS

There were no changes to accounting policies in 2007 which had an effect on these condensed consolidated financial statements.

Note 3: Changes in the Scope of Consolidation

Between April 20 and December 22, 2007, following a public offer to minority shareholders of Syngenta India Ltd., Syngenta has increased its shareholding in Syngenta India Ltd from 84 percent to 95 percent, at a cash cost of $66 million.  Syngenta India Ltd. delisted from the Mumbai and Kolkata stock exchanges on June 20, 2007.  Goodwill on this transaction was $50 million.

On January 31, 2007, Syngenta acquired the assets of Gromor International Corporation, which consist of peat extraction rights over certain land in Manitoba, Canada.  On July 17, 2007, Syngenta acquired the outstanding 20 percent of Agrosem S.A. which it did not already own.  On June 25, 2007, Syngenta acquired 100 percent of the business of the Fischer group of companies through purchases of shares and assets.  The Fischer group of companies specializes in the breeding and marketing of flower crops.  On August 31, 2007, Syngenta purchased 100 percent of the shares of Zeraim Gedera Ltd., which specializes in the breeding and marketing of vegetable crops, including tomato, pepper and melon.  Aggregate cash paid to date on these acquisitions is $108 million, subject to final purchase price adjustments.  Aggregate goodwill has been provisionally estimated at $34 million.  The purchase price allocations will be finalized in 2008.

On June 1, 2006, Syngenta purchased 100 percent of the shares of Emergent Genetics Vegetable A/S (“EGV”), for cash.  On August 1, 2006, Conrad Fafard, Inc., (“Fafard”) merged with a Syngenta subsidiary so that Syngenta acquired control of Fafard and its subsidiaries, in exchange for cash paid to or for the account of Fafard’s former shareholders.  In addition, Syngenta settled $14 million of financial debts and certain other liabilities of Fafard on August 2, 2006.  Goodwill arising on these two acquisitions was $3 million and $43 million, respectively.  On November 16, 2006, Syngenta acquired the remaining 50 percent of the shares of Longreach Plant Breeders Pty Ltd (LRPB) that it did not already own.  The aggregate cash cost of these

SYNGENTA FULL YEAR RESULTS 2007 / PAGE 19 OF 28

acquisitions was $148 million including direct acquisition costs of $3 million.  Syngenta subsequently divested a controlling equity interest in LRPB to Pacific Seeds Australia, an associate of United Phosphorus Ltd., on November 2, 2007.

Note 4: Restructuring and Impairment before Taxes

	2007			2006
For the year to 31 December	$m	$m	$m	$m	$m	$m

Reversal of inventory step-up (in cost of goods sold)			(6)			(25)
Restructuring costs:
Write-off or impairment
- property, plant and equipment	(20)			(26)
- intangible assets	(16)			(46)
- inventories	(2)			-
Non-cash pension restructuring charges	6			(3)
Total non-cash restructuring costs		(32)			(75)
Cash costs
- operational efficiency	(117)			(199)
- Seeds acquisition integration	(9)			(36)
- other cash costs	-			3
Total cash restructuring costs		(126)			(232)
Other impairment of assets		2			-
Divestment gains		121			6
			(35)			(301)
Total restructuring and impairment charge			(41)			(326)

Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta's operations, and therefore require separate disclosure to provide a more thorough understanding of business performance.  Restructuring includes the effects of completing and integrating significant business combinations and divestments.  The incidence of these business changes may be periodic and the effect on reported performance of initiating them will vary from period to period.  Because each such business change is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods.  Separate disclosure of these amounts facilitates the understanding of performance including and excluding items affecting comparability.  Reported performance before restructuring and impairment is one of the measures used in Syngenta’s short term employee incentive compensation schemes.  Syngenta’s definition of restructuring and impairment may not be comparable to similarly titled line items in financial statements of other companies.

Restructuring and impairment includes the impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates.

In 2007 Syngenta continued to incur costs associated with the Operational Efficiency program announced in 2004.  Whilst no further initiatives were announced under this program in 2007, charges were incurred relating to the implementation of the Crop Protection manufacturing site closures announced in 2004-2006 and the continued rationalization and relocation of Research and Technology sites announced in 2004.  In 2007 charges for cash costs under this program were $41 million.

SYNGENTA FULL YEAR RESULTS 2007 / PAGE 20 OF 28

A second Operational Efficiency program was announced in February 2007 and included restructuring in Crop Protection and Seeds.  The overall cost of the new program is estimated at $700 million in cash and $250 million in non-cash charges in the period up to 2011.  During 2007 $27 million in cash costs were incurred by Crop Protection including $14 million relating to the restructuring of the Development function, $5 million for projects to improve the efficiency of the distribution and manufacturing networks; and $8 million for restructuring of Crop Protection organizations impacting sites in the UK, Switzerland, Australia, France and Spain.  In addition, headquarter and IS restructuring activity incurred costs of $17 million.  Cash costs in Seeds totaled approximately $32 million including $16 million for the restructuring of the NAFTA Corn & Soybean marketing and sales organizations, $13 million for the exit of an onerous supply contract and smaller amounts to exit unprofitable crops in unprofitable geographies.

Seeds acquisition costs of $9 million related to the integration of the acquired Fischer group and Emergent Genetics Vegetable A/S.

Impairments of property, plant and equipment in 2007 consist of accelerated depreciation and asset write-offs from site closures and rationalizations announced prior to and during 2006.  Impairments of $20 million are net of $19 million impairment reversal due to proceeds now received or expected on asset disposals.  Impairments of intangible assets largely relate to accelerated amortization of a lease on a Crop Protection development site, the closure of which was announced in 2006.

Divestment gains of $121 million include $109 million realized from the sale of a major part of the Rosental site in Basel.  Gains of $11 million were the result of the reversal of an impairment recorded as part of an asset swap in 2006; accelerated depreciation charges of $5 million and onerous contract charges of $7 million were also reported in 2007 relating to the same asset swap.  Gains of $13 million were realized on the sale of land in Switzerland.

Reversal of inventory step up included in cost of goods sold in 2007 includes reversal of inventory step up on the EGV and Zeraim Gedera acquisitions.

In 2006, the Operational Efficiency program announced in 2004 continued, with cash costs of $60 million recorded in respect of announcements of the consolidation of activities in two manufacturing sites in France and Belgium and reductions of sales, marketing and administrative resources in France.  Continuing activity related to restructuring announced prior to 2006 gave rise to cash costs of $61 million in Crop Protection. The announcement of a restructuring of the Crop Protection Development area, including the closure of one Crop Protection Development site, consolidation of development activity at another site and closure or downsizing of several Field Stations around the world gave rise to cash costs of $78 million and accelerated amortization charges of $5 million.

Seeds acquisition integration costs of $36 million during 2006 were mainly for the ongoing integration of the Seeds NAFTA Corn and Soybean business.

Impairments of $26 million on property, plant and equipment included accelerated depreciation charges of $22 million for two sites in NAFTA Crop Protection as well as various other smaller charges.  In addition to the accelerated amortization noted above, intangible asset impairments related to a contract termination and the impairment of a supply agreement.

SYNGENTA FULL YEAR RESULTS 2007 / PAGE 21 OF 28

Note 5: Principal Currency Translation Rates

As an international business selling in over 100 countries, with major manufacturing and R&D facilities in Switzerland, the UK and the USA, movements in currencies impact business performance.  The principal currencies and adopted exchange rates against the US dollar used in preparing the financial statements contained in this communication were as follows:

	Average 2007	Average 2006	Period end 31 December 2007	Period end 31 December 2006
Brazilian real. BRL	1.96	2.19	1.78	2.14
Swiss franc. CHF	1.20	1.26	1.13	1.22
Euro. EUR	0.73	0.80	0.68	0.76
British pound. GBP	0.50	0.55	0.50	0.51
Japanese yen. JPY	118.21	116.04	112.05	118.97

The above average rates are an average of the monthly rates used to prepare the condensed consolidated income and cash flow statements.  The period end rates were used for the preparation of the condensed consolidated balance sheet.

SYNGENTA FULL YEAR RESULTS 2007 / PAGE 22 OF 28

Supplementary Financial Information

Appendix A: Constant Exchange Rates (CER)

In this report results from one period to another period are, where appropriate, compared using constant exchange rates (CER). To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period's exchange rates, rather than at the exchange rates for the current year.  CER margin percentages for gross profit and EBITDA are calculated by the ratio of these measures to sales after restating the measures and sales at prior period exchange rates.  The CER presentation indicates the underlying business performance before taking into account currency exchange fluctuations.  See Note 5: Principal Currency Translation Rates on page 22 for information on average exchange rates in 2007 and 2006.

Appendix B: Free Cash Flow

Free cash flow comprises cash flow after operating activities, including taxes and interest and other financial payments and receipts, and investing activities, except investments in and proceeds from marketable securities, prior to discontinued operations and capital financing activities such as drawdown or repayment of debt, dividends paid to Syngenta Group shareholders, share repurchase and other equity movements.  Free cash flow is not a measure of financial performance under generally accepted accounting principles and the free cash flow measure used by Syngenta may not be comparable to similarly titled measures of other companies.  Free cash flow has been included as it is used by many investors as a useful supplementary measure of cash generation.

For the year to 31 December	2007 $m	2006 $m
Cash flow from operating activities	1168	928
Cash flow used for investing activities	(368)	(411)
Cash Flow from marketable securities	2	97
Free cash flow	802	614

SYNGENTA FULL YEAR RESULTS 2007 / PAGE 23 OF 28

Appendix C: Reconciliation of EBITDA(1) to Net Income

EBITDA is defined as earnings before interest, tax, minority interests, depreciation, amortization and impairment.  Information concerning EBITDA has been included as it is used by management and by investors as a supplementary measure of operating performance and is used by Syngenta as the basis of part of its employee incentive schemes.  Management focuses on EBITDA excluding restructuring as this excludes items affecting comparability from one period to the next.  EBITDA is not a measure of cash liquidity or financial performance under generally accepted accounting principles and the EBITDA measures used by Syngenta may not be comparable to other similarly titled measures of other companies.  EBITDA should not be construed as an alternative to operating income or cash flow as determined in accordance with generally accepted accounting principles.

	2007	2006
	$m	$m
Net income attributable to Syngenta AG shareholders	1109	634
Minority interests	2	3
Income tax (credit)/expense	308	161
Financial expenses, net	42	20
Pre-tax restructuring and impairment	41	326
Depreciation, amortization and other impairment	400	391
EBITDA excluding restructuring	1902	1535

Appendix D: Reconciliation of Segment EBITDA to Segment Operating Income(1)

	2007			2006
	Crop Protection $m	Seeds $m	Business Dev. $m	Crop Protection $m	Seeds $m	Business Dev. $m
Operating income(2)	1501	28	(21)	1184	99	(91)
Income/(loss) from associates and joint ventures	(4)	2	(1)	(2)	-	(9)
Depreciation, amortization and other impairment	324	68	8	327	59	5
EBITDA(2)	1821	98	(14)	1509	158	(95)

(1)	Excluding restructuring and impairment see Note 4 on page 20.
(2)	Including inter-segment, for details see Appendix H on page 26.

SYNGENTA FULL YEAR RESULTS 2007 / PAGE 24 OF 28

Appendix E: Net Debt Reconciliation

Net debt comprises total debt net of related hedging derivatives, cash and cash equivalents and marketable securities.  Net debt is not a measure of financial position under generally accepted accounting principles and the net debt measure used by Syngenta may not be comparable to the similarly titled measure of other companies.  Net debt has been included as it is used by many investors as a useful measure of financial position and risk. The following table provides a reconciliation of movements in net debt during the period:

	2007 $m	2006 $m
Opening balance at 1 January	1153	860
Acquisitions and other non-cash items	82	52
Foreign exchange effect on net debt	(11)	34
Purchase/(sale) of treasury shares	662	557
Dividends paid to group shareholders	299	260
Dividends paid to minorities	2	4
Free cash flow	(802)	(614)
Closing balance as at 31 December	1385	1153

Constituents of closing balance;
Cash and cash equivalents	(503)	(445)
Marketable securities(1)	(102)	(101)
Current financial debts	399	143
Non-current financial debts	1726	1569
Financing-related derivatives(2)	(135)	(13)
Closing balance as at 31 December	1385	1153

(1)	Long-term marketable securities are included in other financial assets.
(2)	Included within other current assets and other current liabilities.

The following table presents the derivation of the Debt/Equity gearing ratio:

	2007 $m	2006 $m
Net debt	1385	1153
Shareholders’ equity	6022	5666
Debt/Equity gearing ratio (%)	23%	20%

Appendix F: Period End Trade Working Capital

The following table provides detail of trade working capital at the period end as a percentage of twelve-month sales:

	2007 $m	2006 $m
Inventories	2647	2381
Trade accounts receivable	2386	2002
Trade accounts payable	(1895)	(1568)
Net trade working capital	3138	2815
Twelve-month sales	9240	8046
Trade working capital as percentage of sales (%)	34%	35%

SYNGENTA FULL YEAR RESULTS 2007 / PAGE 25 OF 28

Appendix G: ROIC calculation

	2007 $m	2006 $m
Return
Net income attributable to Syngenta AG shareholders, before restructuring, impairment and discontinued operations	1112	872
Add back: amortization of pre-merger and merger intangibles, net of tax	80	84
Add back: Financial expenses, net	42	20
Tax on Financial expenses, net	(10)	(4)
Return	1224	972

Invested capital
Net working capital (excluding financing derivatives)	2638	2463
Property plant and equipment(1)	2138	1992
Goodwill and intangibles acquired after the formation of Syngenta	1017	814
Investments in associates and joint ventures	89	89
Provisions, excluding restructuring and pensions	(861)	(791)
Invested capital	5021	4567

Return on Invested capital	24.4%	21.3%

(1)	2006 amount includes $35m shown as assets held for sale at December 31, 2006 as this item was reclassified due to a post-balance sheet event.

Appendix H: Segmental Results(1) and inter-segment elimination

Full Year Segmental Results	Sales	Gross Profit	Operating income	EBITDA
Crop Protection	7285	3680	1501	1821
Seeds	2018	901	28	98
Business Development	5	(1)	(21)	(14)
Total	9308	4580	1508	1905
Inter-segment elimination(2)	(68)	(3)	(3)	(3)
Total 3rd party	9240	4577	1505	1902

Second Half Segmental Results	Sales	Gross Profit	Operating income	EBITDA
Crop Protection	2982	1326	154	315
Seeds	600	280	(144)	(104)
Business Development	3	(1)	(43)	(40)
Total	3585	1605	(33)	171
Inter-segment elimination(2)	(35)	(18)	(18)	(18)
Total 3rd party	3550	1587	(51)	153

(1)	Excluding restructuring and impairment see Note 4 on page 20.
(2)	Crop Protection inter-segment sales to Seeds.

SYNGENTA FULL YEAR RESULTS 2007 / PAGE 26 OF 28

 Announcements and Meetings

AGM and first quarter trading statement 2007	22 April 2008
Announcement of the half year results 2008	24 July 2008
Third quarter trading statement 2008	23 October 2008
Announcement of 2008 full year results	05 February 2009

Glossary and Trademarks

All product or brand names included in this results statement are trademarks of, or licensed to, a Syngenta group company. For simplicity, sales are reported under the lead brand names, shown below, whereas some compounds are sold under several brand names to address separate market niches.

Selective Herbicides
APIRO®	novel grass weed herbicide for rice
AXIAL®	new cereal herbicide
BICEP® MAGNUM	broad spectrum pre-emergence herbicide for corn and sorghum
CALLISTO®	novel herbicide for flexible use on broad-leaved weeds for corn
DUAL® MAGNUM	grass weed killer for corn and soybeans
ENVOKE®	novel low-dose herbicide for cotton and sugar cane
FUSILADE®	grass weed killer for broad-leaf crops
LUMAX®	unique season-long grass and broad leaf weed control for corn
TOPIK®	post-emergence grass weed killer for wheat
Non-selective Herbicides
GRAMOXONE®	rapid, non-systemic burn-down of vegetation
TOUCHDOWN®	systemic total vegetation control
Fungicides
AMISTAR®	broad spectrum strobilurin for use on multiple crops
BRAVO®	broad spectrum fungicide for use on multiple crops
INVINSATM	pre-harvest protection for multiple crops from drought stress
REVUSTM	for use on potatoes, tomatoes, vines and vegetable crops
RIDOMIL GOLD®	systemic fungicide for use in vines, potatoes and vegetables
SCORE®	triazole fungicide for use in vegetables, fruits and rice
TILT®	broad spectrum triazole for use in cereals, bananas and peanuts
UNIX®	cereal and vine fungicide with unique mode of action
Insecticides
ACTARA®	second-generation neonicotinoid for controlling foliar and soil pests in multiple crops
DURIVOTM	broad spectrum, lower dose insecticide, controls resistant pests
FORCE®	unique pyrethroid controlling soil pests in corn
KARATE®	foliar pyrethroid offering broad spectrum insect control
PROCLAIM®	novel, low-dose insecticide for controlling lepidoptera in vegetables and cotton
VERTIMEC®	acaricide for use in fruits, vegetables and cotton
Professional Products
AVICTA®	breakthrough nematode control seed treatment
CRUISER®	novel broad spectrum seed treatment - neonicotinoid insecticide
DIVIDEND®	triazole seed treatment fungicide
HERITAGE®	strobilurin turf fungicide
ICON®	public health insecticide
IMPASSE®	termite barrier
MAXIM®	broad spectrum seed treatment fungicide
Field Crops
AGRISURETM	new corn trait choices
GARST®	US brand for corn and soybean
GOLDEN HARVEST®	brand for corn and soybean in North America and Europe
HILLESHÖG®	global brand for sugar beet
NK®	global brand for corn, oilseeds and other field crops
Vegetables and Flowers
DULCINEATM	consumer produce brand for value-added fruits and vegetables in North America
Fischer	Global premium flowers brand
PUREHEARTTM	DULCINEA™ brand for ‘personal size’ seedless watermelon
ROGERS® vegetables	leading brand throughout the Americas
S&G® flowers	global brand for seeds and young plants
S&G® vegetables	leading brand in Europe, Africa and Asia

SYNGENTA FULL YEAR RESULTS 2007 / PAGE 27 OF 28

Addresses for Correspondence

Swiss Depositary	Depositary for ADRs	Registered Office

SEGA Aktienregister AG	The Bank of New York	Syngenta AG
P.O. Box	Shareholder Relations	Schwarzwaldallee 215
CH-4601 Olten	PO Box 11258	4058 Basel
	Church Street Station	Switzerland
New York, NY 10286

Tel: +41 (0)62 205 3695	Tel: +1 (212) 815 6917	Tel: +41 (0)61 323 1111

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the US Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

SYNGENTA FULL YEAR RESULTS 2007 / PAGE 28 OF 28

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: February 7, 2008	By:	/s/ Christoph Mäder
		Name:	Christoph Mäder
		Title:	Head Legal & Taxes